

SE(

20004129

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# ANNUAL AUDITED ...
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
| --- |
| 8-41256 |

## FACING PAGE
### Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **January 1, 2019** AND ENDING **December 31, 2019**

MM/DD/YY                                                       MM/DD/YY

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Amundi Pioneer Distributor, Inc.**

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

| OFFICIAL USE ONLY |
| --- |
| FIRM I.D. NO. |

**60 State Street**

(No. and Street)

**Boston**                    **MA**                    **02109**

(City)                    (State)                    (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

**Gregg Dooling**                                        **(617) 422-4991**

(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

**Ernst & Young LLP**

(Name – *if individual, state last, first, middle name*)

**200 Clarendon Street**            **Boston**            **MA**            **02116**

(Address)                    (City)                    (State)                    (Zip Code)

CHECK ONE:

☑ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
| --- |
|  |

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

DB

# OATH OR AFFIRMATION

I, Gregg Dooling                     , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
Amundi Pioneer Distributor, Inc.                        , as

of December 31              , 20 19     , are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_Signature_

Managing Director, Chief Financial Officer, Americas

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☐ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

**AMUNDI PIONEER DISTRIBUTOR, INC.**
**(SEC I.D NO. 8-41256)**
(A Wholly Owned Subsidiary of Amundi Pioneer
Asset Management, Inc.)

Financial Statements and Supplemental
Schedules as of and for the year ended December 31, 2019
and Report of Independent Registered Public Accounting Firm
Filed Pursuant to 17a-5(e)(3)
As a PUBLIC DOCUMENT .

**AMUNDI PIONEER DISTRIBUTOR, INC.**
**(SEC I.D NO. 8-41256)**
(A Wholly Owned Subsidiary of Amundi Pioneer
Asset Management, Inc.)

Financial Statements and Supplemental
Schedules as of and for the year ended December 31, 2019
and Report of Independent Registered Public Accounting Firm
Filed Pursuant to 17a-5(e)(3)
As a PUBLIC DOCUMENT

# CONTENTS



Ernst & Young LLP
200 Clarendon Street
Boston, MA 02116

Tel: +1 617 266 2000
Fax: +1 617 266 5843
ey.com

### Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholder of Amundi Pioneer Distributor, Inc.

#### Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Amundi Pioneer Distributor, Inc. (the "Company") as of December 31, 2019, the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2019, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

#### Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

#### Supplemental Information

The accompanying information contained in Schedules I, II, and III has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. Such information is the responsibility of the Company's management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

*Ernst & Young LLP*

We have served as the Company's auditor since 2017.
February 26, 2020

## AMUNDI PIONEER DISTRIBUTOR, INC.
### (A Wholly Owned Subsidiary of Amundi Pioneer Asset Management, Inc.)

Statement of Financial Condition

As of December 31, 2019

(Dollars in thousands)

### Assets

| | | |
|---|---|---:|
| Cash and cash equivalents (note 2) | $ | 42,529 |
| Receivables: | | |
|     From the sale of Pioneer Family of Mutual Fund shares, net (note 2) | | 71 |
|     Due from affiliates (note 8) | | 1,178 |
|     Other | | 1,106 |
| Prepaid service fees and dealer advances (note 2) | | 1,344 |
| Prepaid expenses and other assets | | 932 |
| Deferred income taxes (note 4) | | 1,922 |
|       Total assets | $ | 49,082 |

### Liabilities and Stockholder's Equity

| | | |
|---|---|---:|
| Liabilities: | | |
|     Distribution and service fees due to brokers and dealers (note 2) | $ | 13,227 |
|     Accrued compensation and related benefits | | 6,444 |
|     Accounts payable and accrued expenses | | 6,106 |
|     Due to affiliates | | 27 |
|       Total liabilities | | 25,804 |
| Stockholder's equity: | | |
|     Common stock, $0.10 par value. Authorized 100,000 shares; issued and outstanding 510 shares | | — |
|     Additional paid-in capital (notes 6 and 7) | | 160,184 |
|     Accumulated deficit | | (136,906) |
|       Total stockholder's equity | | 23,278 |
|       Total liabilities and stockholder's equity | $ | 49,082 |

The accompanying notes are an integral part of these financial statements.

**AMUNDI PIONEER DISTRIBUTOR, INC.**
(A Wholly Owned Subsidiary of Amundi Pioneer
Asset Management, Inc.)

Statement of Operations

Year ended December 31, 2019

(Dollars in thousands)

| | | |
|---|---:|---:|
| Revenues: | | |
| Marketing, promotional services, and other revenues from affiliates (note 8) | $ | 102,144 |
| Service fee, distribution fee, and underwriting revenues (note 2) | | 85,291 |
| Other income | | 526 |
| Total revenues and other income | | 187,961 |
| Expenses: | | |
| Related-party expenses (note 8) | | 26,873 |
| Distribution and administrative expenses: | | |
| Service and distribution fee expense (note 2) | | 84,287 |
| Compensation and related benefits | | 33,495 |
| Sales and marketing | | 27,798 |
| Rent and facilities expenses (note 9) | | 1,016 |
| Data related services | | 1,634 |
| Share-based compensation (note 6) | | 25 |
| Other expenses | | 3,895 |
| Total expenses | | 179,023 |
| Income before provision for income taxes | | 8,938 |
| Provision for income taxes (note 4) | | 2,522 |
| Net income | $ | 6,416 |

The accompanying notes are an integral part of these financial statements.

**AMUNDI PIONEER DISTRIBUTOR, INC.**
(A Wholly Owned Subsidiary of Amundi Pioneer
Asset Management, Inc.)

Statement of Changes in Stockholder's Equity

Year ended December 31, 2019

(Dollars in thousands)

| | Common stock | | Additional paid-in capital | Accumulated deficit | Total stockholder's equity |
|---|---|---|---|---|---|
| | Number of shares | Amount | | | |
| December 31, 2018 | 510 | $ — | $ 169,691 | $ (143,322) | $ 26,369 |
| Net income | — | — | — | 6,416 | 6,416 |
| Intercompany redemption of capital (note 7) | — | — | (9,532) | — | (9,532) |
| Share-based compensation (note 7) | — | — | 25 | — | 25 |
| December 31, 2019 | 510 | $ — | $ 160,184 | $ (136,906) | $ 23,278 |

The accompanying notes are an integral part of these financial statements.

# AMUNDI PIONEER DISTRIBUTOR, INC.
### (A Wholly Owned Subsidiary of Amundi Pioneer Asset Management, Inc.)

Statement of Cash Flows

Year ended December 31, 2019

(Dollars in thousands)

| | | |
|---|---|---:|
| Cash flows from operating activities: | | |
| Net income | $ | 6,416 |
| Adjustments to reconcile net income to net cash provided by operating activities: | | |
| Share-based compensation | | 25 |
| Deferred income taxes, net | | (95) |
| Changes in operating assets and liabilities: | | |
| Increase in receivable from the sale of Pioneer Family of Mutual Funds | | (11) |
| Decrease in due from affiliates | | 3,459 |
| Increase in other receivables | | (36) |
| Decrease in prepaid service fees and dealer advances, net | | 90 |
| Decrease in prepaid expenses and other assets | | 213 |
| Disposal of property and equipment | | 128 |
| Increase in distribution and service fees due to brokers and dealers | | 476 |
| Increase in accrued compensation and related benefits | | 263 |
| Decrease in accounts payable and accrued expenses | | (806) |
| Decrease in due to affiliates | | (319) |
| Net cash provided by operating activities | $ | 9,803 |
| Cash flows from investing activities: | | |
| Intercompany redemption of capital | | (9,532) |
| Net cash used in investing activities | $ | (9,532) |
| Net increase in cash and cash equivalents | $ | 271 |
| Cash and cash equivalents, beginning of year | | 42,258 |
| Cash and cash equivalents, end of year | $ | 42,529 |

The accompanying notes are an integral part of these financial statements.

## AMUNDI PIONEER DISTRIBUTOR, INC.
### (A Wholly Owned Subsidiary of Amundi Pioneer
### Asset Management, Inc.)

Notes to Financial Statements

As of and for the year ended December 31, 2019

(Dollars in thousands)

### (1) Nature of Operations and Organization

#### (a) Nature of Operations

Amundi Pioneer Distributor, Inc. (the Company), a Massachusetts corporation, serves as the principal underwriter and distributor of shares of the Pioneer Family of Mutual Funds (the Pioneer Funds), utilizing a large network of independent broker-dealers. In addition, the Company serves as the exclusive distributor of the Pioneer Variable Contracts Trust and provides marketing and promotional services on behalf of affiliates for non-US distributed portfolios. The Company operates as a single business segment. The Company is a registered securities broker-dealer under the Securities and Exchange Commission (SEC) Act of 1934 and is a member of the Financial Industry Regulatory Authority (FINRA). The financial statements were prepared pursuant to SEC Rule 17a-5.

#### (b) Organization

The Company is a wholly owned subsidiary of Amundi Pioneer Asset Management, Inc. (APAM). APAM is a wholly owned subsidiary of Amundi Pioneer Asset Management USA Inc. (APAM USA), which is a wholly owned subsidiary of Amundi USA, Inc. (AM USA), a wholly owned subsidiary of Amundi Asset Management (Amundi), a global asset manager headquartered in Paris, France. Amundi is owned by Credit Agricole S.A. and its subsidiaries.

### (2) Summary of Significant Accounting Policies

#### (a) Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (US GAAP), which require the use of judgments, estimates, and assumptions by management that affect the amounts reported in the financial statements and related disclosures. Actual results could differ from those estimates. All amounts are expressed in US dollars unless otherwise specified.

#### (b) Sales and Redemptions of Pioneer Family of Mutual Fund Shares

Upon the sale of shares by the Pioneer Funds, the Company records accounts receivable from the third-party broker dealer and corresponding payable to the Pioneer Funds, on a trade-date basis. Similarly, upon redemptions of shares of the Pioneer Funds, the Company records accounts receivable from the Pioneer Funds and corresponding accounts payable to the third-party broker dealer. The receivables and payables to and from the broker-dealers and Pioneer Funds for unsettled fund shares sold or redeemed are presented on a net basis. The net presentation of these receivables and payables is determined based on the Company's role as an agent, rather than as a principal, regarding these transactions, in that the Company is acting as a conduit between two counterparties, the broker-dealers and the Pioneer Funds, and bears no financial responsibility to either party.

**AMUNDI PIONEER DISTRIBUTOR, INC.**

(A Wholly Owned Subsidiary of Amundi Pioneer
Asset Management, Inc.)

Notes to Financial Statements

As of and for the year ended December 31, 2019

(Dollars in thousands)

### *(c)* *Recognition of Revenue and Expenses*

The Company's revenue is largely dependent on the total value and composition of assets under management of APAM USA and its subsidiaries, which includes domestic and international equity and debt portfolios; accordingly, fluctuations in financial markets and in the composition of assets under management affect revenue and results of operations.

Marketing, promotional services, and other revenues from affiliates primarily consist of revenues earned by the Company through service agreements with APAM and other Amundi affiliates for marketing and promotional services, salaries, and operating expenses incurred on their behalf. Revenues associated with these agreements are recorded as earned over time due to the continuous receipt and consumption of the services by the funds (see note 8).

Distribution and service fee revenue is earned from the Pioneer Funds for the ongoing performance of distribution and related fund services, contractually agreed upon and subject to annual renewal by the participating Pioneer Funds' Board of Trustees. Distribution revenues include distribution fees earned based on an annual rate of 0.75% (0.25% for short-term funds) of net assets of Class C shares of the Pioneer Funds and 0.25% per annum for Class R shares. Service fee revenues include a service fee based on an annual rate of 0.25% (0.20% for short-term funds) that is collected by the Company as reimbursement from the Pioneer Funds for service fees prepaid to brokers and dealers in the initial year that an account is established. Payments of a portion of these fees may be made to third-party distributors who ultimately fulfill those contractual performance obligations. The Company may elect to waive these fees. Simultaneous receipt and consumption of the service by the customer occurs, therefore, the fee is earned over time.

In subsequent years, these distribution and service fees will be collected by the Company and remitted to third-party brokers and dealers as compensation pursuant to the underlying funds' distribution plans. The expenses associated with third-party distribution and service fee arrangements are recorded in service and distribution fee expense on the accompanying Statement of Operations as the services are provided by the third party.

The Company has contractual arrangements with third parties to provide distribution-related services. Management's determination of whether revenue should be reported gross based on the amount paid by the Pioneer Funds or net of payments to third-party service providers is based on management's assessment as to whether the Company is acting as the principal service provider or is acting as an agent. The primary factors considered in assessing the nature of the Company's role include (1) whether the Company is responsible for the fulfillment of the obligation, including the acceptability of the services provided; (2) whether the Company has reasonable latitude to establish the price of the services provided; (3) whether the Company has the discretion to select the service provider; and (4) whether the Company assumes credit risk in the arrangement. Management has determined that the Company is acting as the principal service provider, as such, gross presentation is appropriate.

AMUNDI PIONEER DISTRIBUTOR, INC.
(A Wholly Owned Subsidiary of Amundi Pioneer
Asset Management, Inc.)

Notes to Financial Statements

As of and for the year ended December 31, 2019

(Dollars in thousands)

Underwriting revenues consist of underwriting commissions and commissions as dealer earned from the distribution of Class A shares of the Pioneer Funds through a network of independent broker-dealers. For Class A shares, the shareholder pays an underwriter commission of up to 5.75% of the dollar value of the shares sold, which is recorded as revenue as a point in time, on the trade (execution) date of the sale of the Class A share. Up to 5.00% of the dollar value of shares sold is then paid to the third-party broker dealer and recorded by the Company as an expense. Under certain conditions, the Company may waive the underwriter commissions of Class A shares (known as front-end sales load) and sell the shares at net asset value. In these circumstances, the Company does not earn an underwriting commission.

Certain Pioneer Funds maintain a multiclass share structure whereby the participating funds offer traditional front-end load shares (Class A shares), back-end load shares (Class C shares), and no load shares (Class R and Class Y shares). The investor may be required to pay a contingent deferred sales charge (CDSC) on certain share classes if there is a redemption within one year. The CDSC is paid based on the lower of original cost or current market value at declining rates starting at 1% on Class C shares and up to 1% on certain sales of Class A shares.

The Company capitalizes and amortizes Class C share dealer advances for financial statement purposes over a 12-month period. Amortization is included in distribution fee expense in the accompanying Statement of Operations. CDSCs received by the Company from redeeming shareholders are recognized as revenue at a point in time, upon redemption of the investment during the redemption period. Prepaid service fees are capitalized and amortized for financial statement purposes over a 12-month period. Amortization is included in service and distribution fee expense in the accompanying Statement of Operations.

Variable annuity commissions are earned on the distribution of variable annuity contracts. Other income primarily consists of interest and dividend income from the Company's investment in the U.S Government Money Market Fund. Operating expenses are recorded on the accrual basis.

*(d)* *Cash and Cash Equivalents*

The Company considers cash equivalents as liquid investments with original maturities of fewer than 90 days and are carried at fair value. Cash and cash equivalents of $42,529 at December 31, 2019 includes cash equivalents comprising amounts invested in the Pioneer U.S. Government Money Market Fund of $28,000. The Company's investment in the Pioneer U.S. Government Money Market Fund is valued at net asset value as the practical expedient to measure fair value. Cash and cash equivalents also includes checking and other accounts of $14,529, representing funds used in the normal day-to-day operations of the Company.

*(e)* *Fair Value Measurements*

The Company follows FASB ASC 820 *Fair Value Measurements and Disclosures*. In accordance with ASC 820, fair value is defined as the price that the Company would receive upon selling an investment in a timely transaction to an independent buyer in the principal or most advantageous market of the

8

**AMUNDI PIONEER DISTRIBUTOR, INC.**
(A Wholly Owned Subsidiary of Amundi Pioneer
Asset Management, Inc.)

Notes to Financial Statements

As of and for the year ended December 31, 2019

(Dollars in thousands)

investment. ASC 820 established a three-tier hierarchy for measuring fair value and enhancing disclosure. The three-tier hierarchy of inputs is summarized in the three broad levels listed below:

- Level 1 – quoted prices in active markets for identical instruments.

- Level 2 – other significant observable inputs (including quoted prices for similar investments, interest rates, prepayment speeds, credit risks, etc.).

- Level 3 – significant unobservable inputs (including management's own assumptions in determining the fair value of investments).

Changes in valuation techniques may result in transfers in or out of current assigned levels within the hierarchy. The Company recognizes transfers, if any, between fair value hierarchy levels at the end of the reporting period. There were no transfers between the assigned hierarchy levels during the year.

As of December 31, 2019, the Company's investment in the Pioneer U.S. Government Money Market Fund of $28,000 (reported as a component of Cash and cash equivalents in the accompanying Statement of Financial Condition), is classified using Level 1 inputs.

### (f) Foreign Currency Transactions

Assets and liabilities denominated in foreign currencies are translated at applicable rates as of the balance sheet date. Revenues and expenses are translated using average exchange rates during the period. Gains and losses realized on foreign currency transactions principally relate to the settlement of intercompany arrangements with non-US affiliates and are included in other income and other expenses, respectively, in the accompanying Statement of Operations.

### (g) Concentrations of Credit Risk

The Company is primarily engaged in the selling and distribution of shares of the Pioneer Funds. In the event counterparties do not fulfill their obligations to the Company, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparties. It is the Company's policy to review, as necessary, the credit standing of each counterparty. For the year ended December 31, 2019, revenues from the Pioneer Fund and the Pioneer Fundamental Growth Fund represented approximately 18% and 10%, respectively, of the total service fee, distribution fee, and underwriting revenues of the Company.

The Company has certain cash balances that exceed the insured limits set by the Federal Deposit Insurance Corporation in the United States, which exposes the Company to credit risk. The Company does not believe that cash balances are subject to any unusual risk associated with the Company's activities.

**AMUNDI PIONEER DISTRIBUTOR, INC.**
(A Wholly Owned Subsidiary of Amundi Pioneer
Asset Management, Inc.)

Notes to Financial Statements

As of and for the year ended December 31, 2019

(Dollars in thousands)

*(h)    Legal and Other Loss Contingencies*

The Company, APAM, APAM USA, AM USA, and Amundi may from time to time be subject to claims pursuant to US lawsuits, which seek damages, including trebled damages, in amounts, which could, if assessed, be significant. As of February 26, 2020, management is not aware of any material outstanding litigation that may affect the Company.

The Company records liabilities for contingencies when it is probable that a liability has been incurred before the balance sheet date and the amount can be reasonably estimated. Significant management judgment is required to comply with this guidance. The Company analyzes its litigation exposure based on available information, including consultation with outside counsel handling the defense of these matters, to assess its potential liability. Contingent liabilities, if any, are not discounted.

*(i)    Share-Based Compensation*

Certain employees of the Company are eligible to participate in various share-based (cash-settled) and incentive compensation plans that were established while under ownership of Pioneer Global Asset Management S.p.A., a wholly owned subsidiary of UniCredit S.p.A. (UCG) and have been continued following the acquisition of PGAM's stock by Amundi on July 3, 2017 (Amundi Transaction). The share-based awards under these plans were classified as liability awards. Liability classified awards are recognized at estimated fair value at the date of grant, and the Company recognizes compensation expense on a straight-line basis (net of estimated forfeitures) over the requisite service period, which is generally the vesting period. Consequently, compensation cost recognized at each reporting period during the vesting period (as well as during each period thereafter through the settlement date) will vary based on the changes in the award's fair value.

An increase in the fair value of an award will increase compensation cost (i.e., expense) whereas a decrease in the fair value of an award is recorded as a reduction in compensation cost (i.e., benefit) in the accompanying Statement of Operations.

As these plans were established by PGAM and continued by Amundi and not the Company, share-based compensation recognized in the accompanying Statement of Operations is reflected as a contribution to additional paid-in capital in the accompanying Statement of Changes in Stockholder's Equity (see note 6). As of December 31, 2019, all incentive compensation awards were cash awards.

*(j)    Income Taxes*

The Company is included in a consolidated federal income tax return filed by AM USA, which files a federal income tax return as the common parent corporation of an affiliated group of corporations which includes the Company. The Company files in various states, either separately or as part of a combined return. The Company is not taxable in any foreign jurisdictions. For federal income tax allocation purposes, consolidated income tax provisions are allocated among the companies based on the income tax expenses that would have been recognized had separate returns been filed for each entity or when subsidiary losses are utilized in consolidation, pursuant to the modified separate return

**AMUNDI PIONEER DISTRIBUTOR, INC.**
(A Wholly Owned Subsidiary of Amundi Pioneer
Asset Management, Inc.)

Notes to Financial Statements

As of and for the year ended December 31, 2019

(Dollars in thousands)

method. For state income tax allocation purposes, the Company uses a parent-company-down approach, which allocates taxes based on each member's relative contribution to the group's consolidated state income tax expense. The Company follows an asset and liability approach to accounting for income taxes, which generally requires that deferred income taxes be recognized when assets and liabilities have different values for financial statement and tax reporting purposes. Deferred income taxes reflect the expected future tax consequences of temporary differences between the carrying amounts and tax bases of the Company's assets and liabilities measured using rates expected to be in effect when such differences reverse. US GAAP allows for the recognition of deferred tax assets that are more likely than not to be realized in future years. If necessary, a valuation allowance is established to reduce the carrying amount of deferred tax assets to amounts that are more likely than not to be realized.

The Company follows the provisions of FASB ASC 740, *Accounting for Income Taxes*, which applies a more likely than not threshold to the recognition and derecognition of uncertain tax positions. The Company is permitted to recognize the tax benefit of uncertain tax positions only when the position is more likely than not to be sustained upon examination by the tax authorities based on the position's technical merit. The amount recognized is that which represents the amount of tax benefit that has a greater than 50% likelihood of being ultimately realized upon settlement. It further requires that a change in judgment related to the expected ultimate resolution of uncertain tax positions be recognized in earnings in the period of such change.

The Company recognizes accrued interest and penalties related to unrecognized tax benefits, if any, in its provision for income taxes and includes these amounts in its liability for unrecognized tax benefits.

*(k)* *Deferred Compensation Plans*

The Company offers deferred compensation plans, a Mandatory Bonus Deferral Plan (MDP) and a Voluntary Deferred Compensation Plan (VDP), whereby a percentage of total incentive compensation earned by such employees may be deferred for a specific period.

The purpose of the MDP is to govern bonuses mandatorily deferred under bonus plans maintained by APAM USA. This plan is unfunded for tax purposes. Participation in the MDP is limited to professionals with respect to whom a bonus is deferred. Participant accounts vest on a pro-rata basis over a three year period. Participants have the right to receive distribution of the vested account balance in cash, or may elect to convert the vested balance (all or part) to the VDP. Balances may be subject to forfeiture in the event of termination of employment with the Company prior to the vesting of the award.

The purpose of the VDP is to allow a select group of management or highly compensated employees of the Company who satisfy eligibility provisions of the VDP to defer, on a voluntary basis, the receipt of compensation to some future date. The VDP is unfunded for tax purposes. Participants are fully vested in the VDP as of the date of contribution and shall receive a distribution of his or her deferred

**AMUNDI PIONEER DISTRIBUTOR, INC.**
(A Wholly Owned Subsidiary of Amundi Pioneer
Asset Management, Inc.)

Notes to Financial Statements

As of and for the year ended December 31, 2019

(Dollars in thousands)

account on the date, and in the form, elected by the participant. All distributions under the VDP shall be in cash.

While not required to, APAM USA has established Rabbi Trusts to fund the obligations of certain deferred compensation plans, and directs the investment of Rabbi Trust assets in a manner similar to investments proposed by participants in order to match the deferred compensation liability. Participants do not have a security interest in the assets of the Rabbi Trust through participation in the plan. The Rabbi Trusts are consolidated in the financial statements of APAM USA.

As the Rabbi Trusts are held by APAM USA, compensation expense recognized in the accompanying Consolidated Statement of Operations is reflected as a contribution to paid-in capital in the accompanying Consolidated Statement of Changes in Stockholder's Equity (see note 7).

Certain employees of the Company are eligible to participate in the Amundi Pioneer Asset Management USA Inc. Intermediate Deferred Compensation Award Plan (APIDCAP), a deferred compensation plan established by APAM USA prior to the Amundi Transaction and continued thereafter. The APIDCAP provides supplemental compensation in order to reward performance and provide a mechanism for key employee retention. Awards under APIDCAP generally vest at the end of the three-year period following the date of grant. There were no changes to the APIDCAP as a result of the Amundi Transaction. The expense recognized related to APIDCAP for the year ended December 31, 2019 was $2,272, which is included in compensation and related benefits on the accompanying Statement of Operations.

*(l)*   *New Accounting Standards*

In February 2016, the FASB issued ASU 2016-02, *Leases (Topic 842)*, which updated existing accounting standards for leases. Under the new guidance, lessees will be required to recognize a lease liability (lessees' obligation to make lease payments arising from a lease, measured on a discounted basis) and a right-of-use asset (represents the lessee's right to use, or control the use of, a specified asset for the lease term) at the lease commencement date. The company has adopted this standard as of January 1, 2019, consistent with Amundi's adoption of International Financial Reporting Standards (IFRS) 16: Leases. As all direct leases are held by APAM USA, there were no material accounting changes impacting the financial statements of APD resulting from these procedures.

The Company will adopt ASU 2016-13, Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments on January 1, 2020. The standard, and its related amendments, replaces the existing incurred loss impairment guidance and requires immediate recognition of expected credit losses for financial assets carried at amortized cost, including trade and other receivables, loans and commitments, held-to-maturity debt securities and other financial assets, held at the reporting date to be measured based on historical experience, current conditions and reasonable supportable forecasts. The standard also amends existing impairment guidance for available-for-sale securities, and credit losses will be recorded as an allowance versus a write-down of the amortized cost basis of the security and will allow for a reversal of impairment loss when the

**AMUNDI PIONEER DISTRIBUTOR, INC.**
(A Wholly Owned Subsidiary of Amundi Pioneer
Asset Management, Inc.)

Notes to Financial Statements

As of and for the year ended December 31, 2019

(Dollars in thousands)

credit of the issuer improves. The guidance requires a cumulative effect of initial application to be recognized in retained earnings at the date of initial application. We are currently evaluating the impact of the standard on our financial statements and do not expect the impact to be significant.

### (3) Net Capital and Reserve Requirements

As the principal underwriter and distributor of shares of the Pioneer Funds, the Company is subject to the SEC's regulations and operating guidelines applicable to broker-dealers, including the Net Capital Rule, which require the Company to maintain a specified amount of net capital, as defined under Uniform Net Capital Rule 15c3-1 (Rule 15c3-1). Net capital may fluctuate on a daily basis. The Company has elected and uses the Alternative Standard as its method of net capital computation, in which the minimum net capital required is the greater of $250 or 2% of aggregate debits. The Company's net capital, as computed under Rule 15c3-1, was $16,126 at December 31, 2019, which exceeds minimum net capital required of $250 by $15,876.

The Company is exempt from the reserve requirements of Rule 15c3-3, pursuant to paragraph (k)(2)(i), since it does not carry customer margin accounts; promptly transmits all customer funds and securities received in connection with activities as a broker-dealer; does not otherwise hold funds or securities for, or owe money or securities to, customers; and effects all customer receipts and disbursements, if received, through a special account for the benefit of customers.

### (4) Income Taxes

The provision (benefit) for income taxes consists of the following:

| | | |
|---|---|---:|
| Current: | | |
| Federal | $ | 2,170 |
| State | | 447 |
| | | 2,617 |
| Deferred: | | |
| Federal | | (47) |
| State | | (48) |
| | | (95) |
| Total provision for income taxes | $ | 2,522 |

**AMUNDI PIONEER DISTRIBUTOR, INC.**
(A Wholly Owned Subsidiary of Amundi Pioneer
Asset Management, Inc.)

Notes to Financial Statements

As of and for the year ended December 31, 2019

(Dollars in thousands)

The following table reconciles the Company's U.S. federal statutory tax rate to its effective tax rate for the year ending on December 31, 2019:

| | |
|---|---|
| Federal statutory tax rate | 21.00% |
| Change in tax rate resulting from: | |
| Nondeductible items (meals and entertainment) | 5.09% |
| State income taxes (net of effect on federal income taxes) | 4.52% |
| Payable true up adjustment | -1.85% |
| Other, net | -0.55% |
| Effective tax rate | 28.21% |

The Company follows the provisions of FASB ASC 740 in accounting for unrecognized tax benefits. The liability for unrecognized tax benefits, which primarily relates to state income taxes, at December 31, 2019 is $43, of which $34 would affect the Company's effective tax rate if recognized.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

| | | |
|---|---|---|
| Balance as of January 1, 2019 | $ | 44 |
| Increase due to tax positions related to the current year | | 3 |
| Decrease due to tax positions related to prior years | | (4) |
| Balance as of December 31, 2019 | $ | 43 |

The Company's policy is to recognize interest and penalties related to income tax matters in income tax expense. At December 31, 2019, the Company had accrued interest and penalties of $21, of which ($1) was recognized in the accompanying Statement of Operations. The Company does not expect a material change to the liability for unrecognized tax benefits will occur over the next 12 months.

The tax years from 2016 and forward remain open to examination by the major jurisdictions in which the Company is subject to tax.

**AMUNDI PIONEER DISTRIBUTOR, INC.**
(A Wholly Owned Subsidiary of Amundi Pioneer
Asset Management, Inc.)

Notes to Financial Statements

As of and for the year ended December 31, 2019

(Dollars in thousands)

The components of deferred income taxes recorded in the accompanying Statement of Financial Condition comprise a net deferred tax asset of $1,922. The income tax effect of each type of temporary difference is as follows:

| | | |
|---|---|---:|
| Deferred tax assets: | | |
| Compensation related | $ | 2,318 |
| Other | | 45 |
| Total deferred tax assets | | 2,363 |
| Deferred tax liabilities: | | |
| Dealer advances | | (331) |
| Other | | (110) |
| Total deferred tax liabilities | | (441) |
| Net deferred tax asset | $ | 1,922 |

Based on the Company's historical and current pretax earnings, management believes it is more likely than not that the Company will realize its remaining deferred income tax assets existing at December 31, 2019. Management believes that existing net deductible temporary differences, which give rise to deferred tax assets, will reverse during periods in which the Company generates net taxable income. In addition, gross deductible temporary differences are expected to reverse in periods during which offsetting gross taxable temporary differences are expected to reverse.

## (5) Benefit Plans

APAM USA and its subsidiaries have two defined contribution benefit plans for eligible employees: a retirement benefit plan and a savings and investment plan (Benefit Plans) qualified under Section 401 of the Internal Revenue Code. APAM USA makes contributions to a trustee, on behalf of eligible employees, to fund both Benefit Plans.

Both of the Benefit Plans cover all full-time employees who have met certain age and length-of-service requirements. Under the retirement benefit plan, APAM USA contributes an amount that would purchase a certain targeted monthly pension benefit at the participant's normal retirement date. Pursuant to the savings and investment plan, participants may voluntarily contribute up to 50% of their compensation, and APAM USA will match this contribution up to 2.5% of the participant's contribution. For the year ended December 31, 2019, the Company's allocated expenses under the retirement benefit plan were $1,343, and the Company's direct expenses under the savings and investment plan were $215. Both of these expenses are included as a component of compensation and related benefits in the accompanying Statement of Operations. All employee benefits are charged to the Company based on the allocation determined by the ratio of the Company's salaries to the salaries of APAM USA and its subsidiaries.

15

AMUNDI PIONEER DISTRIBUTOR, INC.
(A Wholly Owned Subsidiary of Amundi Pioneer
Asset Management, Inc.)

Notes to Financial Statements

As of and for the year ended December 31, 2019

(Dollars in thousands)

## (6) Incentive Plans

Certain senior executives of the Company participate in several incentive plans established by PGAM prior to the Amundi Transaction. These incentive plans have been assumed by Amundi and will continue in accordance with the established terms of these plans, as modified. The expense associated with each of these plans related to awards made to employees of the Company is recorded in the accompanying Statement of Operations as share-based compensation (see note 7). Information for each plan is described below.

### 2014 and 2015 Plans

In February 2015, PGAM's Board of Directors approved the Pioneer Investments 2014 Long Term Incentive Cash Plan (2014 Plan). The 2014 Plan provides each participant with an initial cash award payable at the vesting date, adjusted by applying a multiplier. The multiplier was by reference to the change in assets under management over the performance period of four years, taking into account the percentage change in the value of assets under management between the close of business on December 31, 2014 and December 31, 2018. The range of potential multipliers was 0% to 120% of the initial cash award. The plan vested in February of 2019 based on a multiplier of 119%, and cash was settled shortly thereafter.

In March 2016, PGAM's Board of Directors approved the Pioneer Investments 2015 Long Term Incentive Cash Plan (2015 Plan). The 2015 Plan provides each participant with an initial cash award payable at the vesting date, adjusted by applying a multiplier. The multiplier was by reference to the change in assets under management over the performance period of four years, taking into account the percentage change in the value of assets under management between the close of business on December 31, 2015 and December 31, 2019. The range of potential multipliers is 0% to 120% of the initial cash award. The plan vests in February of 2020. The Company has estimated the cash award utilizing a multiplier of 120% at the vesting date based on the value of assets under management as of December 31, 2019.

Outstanding and exercisable restricted awards under the 2014 and 2015 Plans are as follows:

| | 2014 Plan | | 2015 Plan | |
| | Initial Cash Award | Initial Cash Award at 119% | Initial Cash Award | Initial Cash Award at 120% |
|---|---|---|---|---|
| Outstanding at January 1, 2019 | € 150 | € 179 | € 40 | € 48 |
| Payments during 2019 | € (150) | € (179) | - | - |
| Forfeitures during 2019 | - | - | - | - |
| Outstanding at December 31, 2019 | € - | € - | € 40 | € 48 |

As of December 31, 2019, the unrecognized compensation expense associated with the 2015 Plan that will be recognized by the Company in the future is €2, or $2.

**AMUNDI PIONEER DISTRIBUTOR, INC.**
(A Wholly Owned Subsidiary of Amundi Pioneer
Asset Management, Inc.)

Notes to Financial Statements

As of and for the year ended December 31, 2019

(Dollars in thousands)

The net expense comprises compensation expense related to the vesting of the awards, as well as a net expense due to the increase in total fair value of the awards, whether vested or unvested and recognition of forfeitures as they occurred. For the year ended December 31, 2019, the net compensation amount associated with the 2014 and 2015 plans noted above and recorded in the accompanying Statement of Operations was a net amount of $25.

**(7)  Capital Contributions and Redemptions**

Certain intercompany and affiliate transactions among the Company, APAM, and APAM USA and its subsidiaries principally relating to share-based compensation (see note 6), are recorded as an expense on the accompanying Statement of Operations and a change in additional paid-in-capital in the accompanying Statement of Changes in Stockholder's Equity. For the year ended December 31, 2019, the underlying transactions relating to share-based compensation awards resulted in a net increase of $25.

The Company is a party to a centralized cash management arrangement with APAM, APAM USA, and its subsidiaries. APAM USA and its subsidiaries have sweep arrangements in which cash is transferred between bank accounts daily. Such intercompany transactions related to the cash management arrangement along with certain other intercompany and affiliate transactions among the Company, APAM, and APAM USA and its subsidiaries (see note 8), are recorded as intercompany contributions or redemptions of capital in the accompanying Statement of Changes in Stockholder's Equity. Cash and cash equivalents of $42,529 on the accompanying Statement of Financial Condition are not part of the centralized cash management arrangement. The Company considers amounts due from APAM, APAM USA, and its subsidiaries pursuant to these transactions as loans and amounts due to APAM, APAM USA, and its subsidiaries pursuant to these transactions as borrowings, and therefore the Company classifies such amounts as investing and financing cash flows, respectively, in the accompanying Statement of Cash Flows. Accordingly, as of December 31, 2019, the change in the net amount due from APAM, APAM USA, and its subsidiaries of $9,532 is presented as an intercompany redemption of capital in the accompanying Statement of Changes in Stockholder's Equity and an investing cash outflow on the accompanying Statement of Cash Flows.

**(8)  Related-Party Transactions**

In connection with a service agreement with APAM, the Company charges APAM a fee to provide certain marketing and promotional services. The fee is charged to provide revenue of 105% of applicable operating costs of the Company and for the year ended December 31, 2019, amounts allocated to APAM amounted to $97,687. Other revenues from affiliates of $4,457 includes amounts the Company earned from other affiliates for marketing and promotional services, salaries, and operating expenses incurred on their behalf. Amounts related to these agreements are classified as marketing, promotional services, and other revenues from affiliates on the accompanying Statement of Operations.

The Company also has an expense sharing agreement with APAM USA in which the Company is allocated a pro rata portion of certain general and administrative expenses incurred by APAM USA. These expenses include professional fees, facilities-related expenses, and other general operating expenses. For the year

17

**AMUNDI PIONEER DISTRIBUTOR, INC.**
(A Wholly Owned Subsidiary of Amundi Pioneer
Asset Management, Inc.)

Notes to Financial Statements

As of and for the year ended December 31, 2019

(Dollars in thousands)

ended December 31, 2019, the Company was allocated $17,884, which is included as a component of related party expenses on the accompanying Statement of Operations.

The Company also has a marketing and promotional expense sharing agreement with APAM USA in which the Company is allocated a pro rata portion of marketing and promotional expenses incurred by APAM USA. For the year ended December 31, 2019, the Company was allocated $8,957, which is included as a component of related party expenses on the accompanying Statement of Operations.

An amount of $32 has been included in related-party expenses on the accompanying Statement of Operations as reimbursements to affiliates other than APAM and APAM USA for operating expenses incurred on the Company's behalf.

Certain executives of APAM USA, who may also be members of the Board for the Company, serve outside organizations as a volunteer or board member of that organization. APAM USA may make payments to those organizations from time to time. Based on the nature of these relationships and the transactions that occurred during the year, management considers these normal and customary.

All transactions with APAM USA, APAM, AM USA, and other affiliates are charged or credited through intercompany accounts and may not be the same as those that would otherwise exist or result from agreements and transactions among unaffiliated third parties. However, the Company believes that it is in compliance with the transfer pricing regulations of the Internal Revenue Service. All balances due to and from affiliates other than APAM and APAM USA represent amounts for which the Company has the solvency, ability, and intent to settle.

(9) **Commitments and Contingencies**

All commitments and contingencies associated with the Company are allocated through the expense sharing agreement with APAM USA (see note 8).

(10) **Indemnifications**

In the normal course of operations, the Company may enter into contracts that contain a variety of indemnifications. The Company's maximum exposure under these arrangements is unknown. However, since inception and commencement of operations, the Company has not had any claims or losses pursuant to these contracts and expects the risk of loss to be remote.

**AMUNDI PIONEER DISTRIBUTOR, INC.**
(A Wholly Owned Subsidiary of Amundi Pioneer
Asset Management, Inc.)

Notes to Financial Statements

As of and for the year ended December 31, 2019

(Dollars in thousands)

**(11) Disaggregated Revenue from Contracts with Customers**

The following table presents revenue from contracts with customers by major source:

**Revenue from contracts with customers:**

| | | |
|---|---|---:|
| Distribution Services | $ | 73,069 |
| Underwriting commissions | | 12,222 |
| Marketing and promotional services from affiliates | | 97,687 |
| Sub-distribution services from affiliates | | 4,457 |
| **Total revenue from contracts with customers** | **$** | **187,435** |

**(12) Subsequent Events**

In preparing these financial statements, the Company has evaluated subsequent events after December 31, 2019 through February 26, 2020, the date the financial statements were available to be issued. There were no subsequent events since December 31, 2019 that would require adjustment to or additional disclosure in these financial statements.

**AMUNDI PIONEER DISTRIBUTOR, INC.**
(A Wholly Owned Subsidiary of Amundi Pioneer
Asset Management, Inc.)

Computation of Net Capital under Rule 15c3-1 of the

Securities Exchange Act of 1934

As of December 31, 2019

(Dollars in thousands)

| | | |
|---|---|---:|
| Computation of net capital: | | |
| Stockholder's equity | $ | 23,278 |
| Deduct nonallowable assets: | | |
| Due from affiliates | | (1,178) |
| Prepaid service fees and dealer advances | | (1,344) |
| Other assets | | (4,401) |
| Haircuts on securities | | (560) |
| Add deferred income taxes, associated with dealer advances | | 331 |
| Net capital | | 16,126 |
| Computation of basic net capital requirement: | | |
| Minimum net capital required (greater of $250 or 2% of aggregate debits) | | 250 |
| Net capital in excess of requirement | $ | 15,876 |

Reconciliation with the Company's computation (including in Part II of Form X-17A-5
as of December 31, 2019):
There was no material difference between the Company's computation of net capital as
included in Part II of Form X-17A-5 as of December 31, 2019, as filed on January 24, 2020,
and that included herein.

**AMUNDI PIONEER DISTRIBUTOR, INC.**
(A Wholly Owned Subsidiary of Amundi Pioneer
Asset Management, Inc.)

Computation for Determination of Reserve Requirements

For Broker Dealers under Rule 15c3-3 of the Securities Exchange Act of 1934

As of December 31, 2019

Amundi Pioneer Distributor, Inc. is exempt from the reserve requirements of Rule 15c3-3, pursuant to paragraph (k)(2)(i), as it does not carry customer margin accounts; promptly transmits all customer funds and delivers all securities received in connection with activities as a broker-dealer; does not otherwise hold funds or securities for, or owe money or securities to, customers, and effects all customer receipts and disbursements through a special account for the benefit of customers. Accordingly, the computations for determination of reserve requirements pursuant to Rule 15c3-3 are not applicable.

**AMUNDI PIONEER DISTRIBUTOR, INC.**
(A Wholly Owned Subsidiary of Amundi Pioneer
Asset Management, Inc.)

Information Relating to the Possession or Control Requirements

Under Rule 15c3-3 of the Securities Exchange Act of 1934

As of December 31, 2019

Amundi Pioneer Distributor, Inc. is exempt from the reserve requirements of Rule 15c3-3, pursuant to paragraph (k)(2)(i), as it does not carry customer margin accounts; promptly transmits all customer funds and delivers all securities received in connection with activities as a broker-dealer; does not otherwise hold funds or securities for, or owe money or securities to, customers, and effects all customer receipts and disbursements through a special account for the benefit of customers. Accordingly, the information relating to the possession or control requirements pursuant to Rule 15c3-3 is not applicable.



February 27, 2020

**Via FedEx**

Securities and Exchange Commission
Registrations Branch
100 F Street, NE
Mail Stop 8031
Washington, DC 20549

**RE: Annual Audit for Amundi Pioneer Distributor, Inc., CRD #24497**

Dear Sir/Madam:

Enclosed please find the 2019 Audited Financial Statements for Amundi Pioneer Distributor, Inc., CRD #24497.

If you have any questions, please feel free to contact me at 617-422-4778.

Thank you.

Sincerely,

Cara Hultgren
Sr. Compliance Specialist
Amundi Pioneer Distributor, Inc.
60 State Street, 13th Floor
Boston, MA 02109

Cara.hultgren@amundipioneer.com
Telephone 617.422.4778

Enclosures
CH



The Exemption Report

We as members of management of Amundi Pioneer Distributor, Inc. ("the Company") are responsible for complying with 17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers" and complying with 17 C.F.R. §240.15c3-3: ((k)*(2)(i)*) (the "exemption provisions"). To the best of our knowledge and belief we state the following:

(1) We identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: ((k)*(2)(i)*) (the "exemption provisions") and,

(2) We met the identified exemption provisions throughout the most recent fiscal year without exception.

Signature

Gregg Dooling
Managing Director, Chief Financial Officer, Americas
Amundi Pioneer Distributor, Inc.



Ernst & Young LLP
200 Clarendon Street
Boston, MA 02116

Tel: +1 617 266 2000
Fax: +1 617 266 5843
ey.com

### Report of Independent Registered Public Accounting Firm

To the Board of Directors and Management of Amundi Pioneer Distributor, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Amundi Pioneer Distributor, Inc. (the Company) identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(i) (the "exemption provisions") and (2) the Company stated that it met the identified exemption provisions in 17 C.F.R. § 240.15c3-3 (k) throughout the most recent fiscal year ended December 31, 2019 without exception. Management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, other regulatory agencies that rely on Rule 17a-5 under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and other recipients specified by Rule 17a-5(d)(6) and is not intended to be and should not be used by anyone other than these specified parties.

*Ernst & Young LLP*

February 26, 2020



**Amundi Pioneer**
ASSET MANAGEMENT

The Exemption Report

We as members of management of Amundi Pioneer Distributor, Inc. ("the Company") are responsible for complying with 17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers" and complying with 17 C.F.R. §240.15c3-3: ((k)*(2)(i)*) (the "exemption provisions"). To the best of our knowledge and belief we state the following:

(1) We identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: ((k)*(2)(i)*) (the "exemption provisions") and,

(2) We met the identified exemption provisions throughout the most recent fiscal year without exception.

Signature

*Gregg Dooling*

Gregg Dooling
Managing Director, Chief Financial Officer, Americas
Amundi Pioneer Distributor, Inc.



Ernst & Young LLP
200 Clarendon Street
Boston, MA 02116

Tel: +1 617 266 2000
Fax: +1 617 266 5843
ey.com

**Report of Independent Registered Public Accounting Firm**

To the Board of Directors and Management of Amundi Pioneer Distributor, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Amundi Pioneer Distributor, Inc. (the Company) identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(i) (the "exemption provisions") and (2) the Company stated that it met the identified exemption provisions in 17 C.F.R. § 240.15c3-3 (k) throughout the most recent fiscal year ended December 31, 2019 without exception. Management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, other regulatory agencies that rely on Rule 17a-5 under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and other recipients specified by Rule 17a-5(d)(6) and is not intended to be and should not be used by anyone other than these specified parties.

*Ernst & Young LLP*

February 26, 2020

Report of Independent Registered Public Accounting

Firm on Applying Agreed-Upon Procedures Related to
an Entity's SIPC Assessment Reconciliation

**Amundi Pioneer Distributor, Inc.**

December 31, 2019



Ernst & Young LLP          Tel: +1 617 266 2000
200 Clarendon Street       Fax: +1 617 266 5843
Boston, MA 02116           ey.com

**Report of Independent Registered Public Accounting Firm
on Applying Agreed-Upon Procedures**

To the Board of Directors and Management of Amundi Pioneer Distributor, Inc.:

We have performed the procedures enumerated below, which were agreed to by the Board of Directors and management of Amundi Pioneer Distributor, Inc. (the Company), and the Securities Investor Protection Corporation (SIPC), as set forth in the Series 600 Rules of SIPC, solely to assist the specified parties in evaluating the Company's schedule of assessments and payments is in accordance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the fiscal year ended December 31, 2019. The Company's management is responsible for the Company's compliance with those requirements. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures enumerated below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1.  Compared the assessment payments made in accordance with the General Assessment Payment Form (Form SIPC-6) and applied to the General Assessment calculation on Form SIPC-7 with respective cash disbursement record entries and corresponding copies of checks.

    No findings were found as a result of applying the procedure.

2.  Compared the amounts reported in the audited financial statements required by SEC Rule 17a-5 with the amounts reported in Form SIPC-7 for the fiscal year ended December 31, 2019.

    No findings were found as a result of applying the procedure.

3.  Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers supporting the adjustments provided to us by a representative of the Company.

    No findings were found as a result of applying the procedure.

4.  Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the schedules and working papers supporting the adjustments.

    No findings were found as a result of applying the procedure.



Ernst & Young LLP  
200 Clarendon Street  
Boston, MA 02116

Tel: +1 617 266 2000  
Fax: +1 617 266 5843  
ey.com

This agreed-upon procedures engagement was conducted in accordance with the interim attestation standards of the Public Company Accounting Oversight Board (United States) and the attestation standards established by the American Institute of Certified Public Accountants. We were not engaged to and did not conduct an examination or a review, the objective of which would be the expression of an opinion or conclusion, respectively, on whether Amundi Pioneer Distributor, Inc.'s schedule of assessments and payments is in accordance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the fiscal year ended December 31, 2019. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

*Ernst & Young LLP*

February 26, 2020

**SIPC-7**

(36-REV 12/18)

# SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
## General Assessment Reconciliation

**SIPC-7**

(36-REV 12/18)

For the fiscal year ended **12/31/2019**
(Read carefully the instructions in your Working Copy before completing this Form)

## TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

7*7*******1014*********************MIXED AADC 220
41256   FINRA   DEC
AMUNDI PIONEER DISTRIBUTOR INC
ATTN: CARA HULTGREN
60 STATE ST 13TH FL
BOSTON, MA 02109-1800

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

_____

2. A. General Assessment (item 2e from page 2)  —  $ 6,978

   B. Less payment made with SIPC-6 filed (exclude interest)  —  ( 3,186 )

   7/30/2019
   Date Paid

   C. Less prior overpayment applied  —  ( — )

   D. Assessment balance due or (overpayment)  —  3,792

   E. Interest computed on late payment (see instruction E) for_____days at 20% per annum  —  —

   F. Total assessment balance and interest due (or overpayment carried forward)  —  $ 3,792

   G. PAYMENT:  √ the box
   Check mailed to P.O. Box ☑   Funds Wired ☐   ACH ☐  $ 3,792
   Total (must be same as F above)

   H. Overpayment carried forward  —  $( — )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

_____

_____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Amundi Pioneer Distributor
(Name of Corporation, Partnership or other organization)

_(signature)_
(Authorized Signature)

Dated the **20** day of **February**, 20 **20**.

Senior Vice President Finance & Corporate Treasurer
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

**SIPC REVIEWER**

Dates: _____
Postmarked     Received     Reviewed

Calculations _____     Documentation _____     Forward Copy _____

Exceptions:

Disposition of exceptions:

1

# DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning **1/1/2019**
and ending **12/31/2019**

Item No.

Eliminate cents

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)　　　　　　　$ 187,961,112

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.　　　　　　　_____

(2) Net loss from principal transactions in securities in trading accounts.　　　_____

(3) Net loss from principal transactions in commodities in trading accounts.　　_____

(4) Interest and dividend expense deducted in determining item 2a.　　　　　_____

(5) Net loss from management of or participation in the underwriting or distribution of securities.　　_____

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.　　_____

(7) Net loss from securities in investment accounts.　　　　　　　　　　_____

　　Total additions　　　　　　　　　　　　　　　　　　　　　　_____

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.　　　89,755,804

(2) Revenues from commodity transactions.　　　　　　　　　　　　　_____

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.　　　　　　　　　　　　　　　_____

(4) Reimbursements for postage in connection with proxy solicitation.　　　_____

(5) Net gain from securities in investment accounts.　　　　　　　　　518,249

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.　　　　　　　　　　　　　　　　　_____

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).　_____

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

　　Cost Reimbursement　　　　　　　　　　　　　　　　93,035,294

　　(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income.　　$_____

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960).　　$_____

　　Enter the greater of line (i) or (ii)　　　　　　　　　　　　　_____

　　Total deductions　　　　　　　　　　　　　　　　　183,309,347

2d. SIPC Net Operating Revenues　　　　　　　　　　　　　$ 4,651,765

2e. General Assessment @ .0015　　　　　　　　　　　　　$ 6,978

(to page 1, line 2.A.)

Report of Independent Registered Public Accounting

Firm on Applying Agreed-Upon Procedures Related to
an Entity's SIPC Assessment Reconciliation

**Amundi Pioneer Distributor, Inc.**

December 31, 2019



Ernst & Young LLP          Tel: +1 617 266 2000
200 Clarendon Street       Fax: +1 617 266 5843
Boston, MA 02116           ey.com

Building a better
working world

**Report of Independent Registered Public Accounting Firm
on Applying Agreed-Upon Procedures**

To the Board of Directors and Management of Amundi Pioneer Distributor, Inc.:

We have performed the procedures enumerated below, which were agreed to by the Board of Directors and management of Amundi Pioneer Distributor, Inc. (the Company), and the Securities Investor Protection Corporation (SIPC), as set forth in the Series 600 Rules of SIPC, solely to assist the specified parties in evaluating the Company's schedule of assessments and payments is in accordance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the fiscal year ended December 31, 2019. The Company's management is responsible for the Company's compliance with those requirements. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures enumerated below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the assessment payments made in accordance with the General Assessment Payment Form (Form SIPC-6) and applied to the General Assessment calculation on Form SIPC-7 with respective cash disbursement record entries and corresponding copies of checks.

   No findings were found as a result of applying the procedure.

2. Compared the amounts reported in the audited financial statements required by SEC Rule 17a-5 with the amounts reported in Form SIPC-7 for the fiscal year ended December 31, 2019.

   No findings were found as a result of applying the procedure.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers supporting the adjustments provided to us by a representative of the Company.

   No findings were found as a result of applying the procedure.

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the schedules and working papers supporting the adjustments.

   No findings were found as a result of applying the procedure.



Ernst & Young LLP
200 Clarendon Street
Boston, MA 02116

Tel: +1 617 266 2000
Fax: +1 617 266 5843
ey.com

Building a better
working world

This agreed-upon procedures engagement was conducted in accordance with the interim attestation standards of the Public Company Accounting Oversight Board (United States) and the attestation standards established by the American Institute of Certified Public Accountants. We were not engaged to and did not conduct an examination or a review, the objective of which would be the expression of an opinion or conclusion, respectively, on whether Amundi Pioneer Distributor, Inc.'s schedule of assessments and payments is in accordance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the fiscal year ended December 31, 2019. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

*Ernst & Young LLP*

February 26, 2020

A member firm of Ernst & Young Global Limited

# SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
## General Assessment Reconciliation

For the fiscal year ended **12/31/2019**
(Read carefully the instructions in your Working Copy before completing this Form)

### TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

```
7*7*******1014*******************MIXED AADC 220
41256    FINRA    DEC
AMUNDI PIONEER DISTRIBUTOR INC
ATTN: CARA HULTGREN
60 STATE ST 13TH FL
BOSTON, MA 02109-1800
```

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) — $ 6,978

   B. Less payment made with SIPC-6 filed (exclude interest) — ( 3,186 )

   7/30/2019
   Date Paid

   C. Less prior overpayment applied — ( — )

   D. Assessment balance due or (overpayment) — 3,792

   E. Interest computed on late payment (see instruction E) for_____days at 20% per annum — —

   F. Total assessment balance and interest due (or overpayment carried forward) — $ 3,792

   G. PAYMENT:  √ the box
   Check mailed to P.O. Box ☒   Funds Wired ☐   ACH ☐  $ 3,792
   Total (must be same as F above)

   H. Overpayment carried forward — $( — )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Amundi Pioneer Distributor
(Name of Corporation, Partnership or other organization)

_(Authorized Signature)_

Dated the 20 day of February , 20 20 .

Senior Vice President Finance & Corporate Treasurer
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

**SIPC REVIEWER**

Dates: _____ _____ _____
     Postmarked    Received    Reviewed

Calculations _____        Documentation _____        Forward Copy _____

Exceptions:

Disposition of exceptions:

1

# DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning **1/1/2019** and ending **12/31/2019**

Item No.

Eliminate cents

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)

$ 187,961,112

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.

_____

(2) Net loss from principal transactions in securities in trading accounts.

_____

(3) Net loss from principal transactions in commodities in trading accounts.

_____

(4) Interest and dividend expense deducted in determining item 2a.

_____

(5) Net loss from management of or participation in the underwriting or distribution of securities.

_____

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.

_____

(7) Net loss from securities in investment accounts.

_____

Total additions

_____

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.

89,755,804

(2) Revenues from commodity transactions.

_____

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.

_____

(4) Reimbursements for postage in connection with proxy solicitation.

_____

(5) Net gain from securities in investment accounts.

518,249

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.

_____

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).

_____

(8) Other revenue not related either directly or indirectly to the securities business.
(See Instruction C):

Cost Reimbursement

93,035,294

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income.

$_____

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960).

$_____

Enter the greater of line (i) or (ii)

_____

Total deductions

183,309,347

2d. SIPC Net Operating Revenues

$ 4,651,765

2e. General Assessment @ .0015

$ 6,978

(to page 1, line 2.A.)